[Eagle Bancorp Letterhead]

November 26, 2024
Via EDGAR:

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Aisha Adegbuyi
Re:    Eagle Bancorp, Inc.
    Registration Statement on Form S-4 (File No. 333-283099) (the “Registration Statement”)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Bancorp, Inc. (“Eagle”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective as of 4:00 p.m., Eastern Time, on December 3, 2024 or as soon as practicable thereafter.
There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.
The Registration Statement registers $77,665,000 aggregate principal amount of the Company’s new 10.00% Senior Notes due 2029 (the “Exchange Notes”) to be exchanged in an exchange offer for a like principal amount of the Company’s outstanding 10.00% Senior Notes due 2029 (the “Original Notes”). In connection with the Registration Statement, Eagle hereby makes the following representations to the Commission:
(1)    Eagle is registering under the Securities Act the Exchange Notes to be offered in the exchange offer in reliance on the Staff’s position as expressed in letters to Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and
(2)    Eagle has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of Eagle’s information and belief, each person participating in the exchange offer is acquiring such Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, Eagle will make each person participating in the exchange offer aware (through the prospectus relating to the exchange offer) that any securityholder using the exchange offer to participate in a distribution of the Exchange Notes (a) may not rely on the Staff position in the Exxon Capital Letters or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Eagle acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Eagle will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the exchange offer) disclosure that by accepting an exchange offer each holder (including any broker-dealer) of the Original Notes represents to Eagle that it is not an affiliate of Eagle, that the Exchange Notes will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the exchange offer. If a broker-dealer holds Original Notes for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the exchange offer.

Please do not hesitate to contact Benjamin H. Weiner of Sullivan & Cromwell LLP by telephone (+1 202 956-7500) or email (weinerb@sullcrom.com) with any questions or comments regarding this filing. In addition, please inform Mr. Weiner when this request for acceleration has been granted.
Sincerely,
EAGLE BANCORP, INC.

By:    _ /s/ Paul Saltzman______________

Name:	Paul Saltzman
Title:	Executive Vice President, Chief Legal Officer

cc:    Eric R. Newell
    (Eagle Bancorp, Inc.)

    Benjamin H. Weiner
    (Sullivan & Cromwell LLP)